Rajib Chanda 202-508-4671 Rajib.Chanda@ropesgray.com

VIA EDGAR

February 28, 2008

Ms. Kimberly A. Browning

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295), JPMorgan Income Builder Fund -- Post-Effective Amendment No. 68

Dear Ms. Browning:

Pursuant to your request, this letter is provided in response to the comments that you provided to Jessica K. Ditullio on Thursday, February 7, 2008 concerning the registration statement for the JPMorgan Income Builder Fund (the “Fund”). The following is a summary of your comments as well as our responses on behalf of JPMorgan Trust I (the "Trust"). Each one of your comments is repeated below, followed by the Trust’s response. Please let me know if you have any questions concerning our response.

Fund Summary – Principal Investment Strategies

1.

Comment: Item 4 of Form N-1A requires the Fund to identify the Fund’s principal investment strategies (including a principal strategy to invest in a particular type of security). The Investment Chart starting on page 19 of the Fund’s Select Class Shares Prospectus contains a list of types of investments and strategies. Not all of these investments and strategies are listed in the front of the prospectus. Please confirm that the Fund Summary identifies the Fund’s principal investment strategies as required by Item 4.

Response: The Trust confirms that the Fund Summary identifies the Fund’s principal investment strategies as required by Item 4 of Form N-1A. The Trust notes that the Investment Chart is designed to give investors information concerning various instruments or strategies that the Fund may use that may or may not be principal strategies.

2.

Comment: The Investment Chart starting on page 19 of the Select Class Shares Prospectus indicates that the Fund may borrow for investment purposes. If the Fund intends to utilize borrowings for investment purposes as a principal investment strategy, the Fund is required to include additional risk disclosure in the Fund Summary. If the Fund does not intend to utilize borrowings for investment purposes, the Fund should state in the Statement of Additional Information ("SAI") that it does not have any current intention to utilize borrowings for investment purposes or a statement similar to that suggested by Guide 7 of the prior version of Form N-1A and other guidance from the staff ("Staff") of the Securities and Exchange Commission ("SEC").

Response: Although the Fund has the ability to borrow for investment purposes, it does not intend to utilize such borrowings as part of its principal investment strategy at this time. In the event that the Fund anticipates using borrowings as part of its principal investment strategies, the Fund would supplement its prospectus to include additional disclosure. The Trust will add the requested disclosure to the SAI for the Fund.

Fee Table – Footnotes regarding Fee Waivers

3.

Comment: Footnote 2 to the Fee Table in the Select Class Shares Prospectus indicates that the Fund’s adviser, administrator, and distributor have contractually agreed to waive fees and/or reimburse expenses. Please confirm whether the adviser has any recoupment rights with respect to such waivers or reimbursements. Please also confirm that the contractual fee waivers are in effect for a period of one year.

Response: The Trust hereby confirms that the Fund’s adviser does not have recoupment rights with respect to such waivers or reimbursements. Please note that the contractual fee waivers will be in effect through February 28, 2009 and will be disclosed in the footnotes to the fee table.

4.

Comment: Footnote 2 also indicates that the fee waiver does not extend to certain items including dividend expenses related to short sales and interest. Please add a sentence to the footnote indicating what net expenses would be if items such as interest were included and indicate that expenses would be higher than the amount of the cap.

Response: The Trust believes that such disclosure is not required by Form N-1A and does not enhance shareholder understanding of the information presented. The Fund’s adviser, administrator, and the distributor have agreed to waive fees and/or reimburse expenses to the extent that the total annual operating expenses of the Select Class Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees’ deferred compensation plan) exceed 0.70% of Select Class Shares’ average daily net assets. To the extent that these expenses would cause the Fund’s net expenses to exceed 0.70%, the impact of such items would be reflected in the fee table itself. For example, if the Fund had 0.02% of interest expense included in its other expense number, the net expense line in the fee table would reflect 0.72% instead of 0.70%.

Purchasing Fund Shares

5.	Comment: Under “When can I buy Shares?” on page 9, the Select Class Shares Prospectus provides as follows:

“Only purchase orders accepted by the Fund or a Financial Intermediary before 4:00 p.m. Eastern Time (ET) will be effective at that day’s price.”

The term “accepted” should be replaced with the term “received” to be consistent with the 1940 Act and to enhance shareholder understanding that an order must be placed by 4:00 pm with a Financial Intermediary.

Response: The Trust believes the term "accepted" is not inconsistent with the 1940 Act and believes that a sufficient explanation of the term is included in the Prospectus. The Fund chose the word “accepted” rather than “received” to clarify for prospective investors that the Fund has the right to reject purchase orders if the prospective investor fails to comply with the account application, form of payment, and other requirements described in the prospectus. The prospectus contains detailed disclosure concerning the form of payment and account documentation that a prospective investor must provide in order for a purchase order to be “accepted.” In addition, the prospectus discloses that purchase orders may be rejected for any reason including suspected market timing activities, abusive trading, or failure of the prospective investor to provide information required by federal anti-money laundering laws. In addition, the prospectus discloses that Financial Intermediaries may have their own requirements including account application requirements that prospective investors must satisfy prior to having their purchase orders accepted.

In addition, the Trust is concerned that changing the language may undermine provisions in the prospectus designed to protect the Fund and its shareholders as well as comply with existing law. As a result, the Trust respectfully declines to revise the disclosure.

Statement of Additional Information

6.

Comment: In the SAI, some of the fundamental and non-fundamental investment restrictions reference the 1940 Act. When a policy references the 1940 Act, please provide disclosure concerning the 1940 Act requirements.

Response: The Trust believes that it already substantially complies with this request. To the extent the Fund engages in any practice set forth in the investment restrictions, the Fund provides a description of such strategy/practice and the corresponding 1940 Act requirements, if it enhances shareholder understanding, in the “Investment Strategies and Policies” section in Part II of the SAI. The Trust notes that the General Instructions to Form N-1A do not require that information in the SAI be included in any particular order.

7.	Comment: The SAI contains a fundamental investment restriction that provides as follows:

“The Fund may not borrow money, except to the extent permitted under the 1940 Act or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time or as permitted by order or interpretation of the SEC.”

Since the Fund may borrow money, please include as additional disclosure, either as a non-fundamental investment restriction or elsewhere in the SAI, a statement regarding whether the Fund may pledge assets to secure borrowings and, if it may, the maximum percentage of its assets that may be so pledged.

Response:	Additional disclosure will be added to the SAI.

8.

Comment: The SAI describes a variety of types of securities and strategies, but does not differentiate between principal and non-principal investment strategies. Please designate which strategies are principal investment strategies in the SAI.

Response: The Trust respectfully disagrees with the comment. Item 11 of Form N-1A requires that a fund "[d]escribe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies." The Item does not say that a Fund can not describe principal strategies in further detail as well, nor does it say that the Fund must designate which strategies are principal and which are not. The Fund has designated which strategies are principal by including them in response to Item 4 of Form N-1A in the prospectus and does not believe it is also necessary here.

9.	Comment: Please include a "Tandy" representation in your Response Letter.

Response: The requested representation is included below.

___________________

We acknowledge the following on behalf of the Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 202-508-4671.

Very truly yours,

/s/ Rajib Chanda, Esq.

Rajib Chanda, Esq.

cc:	John T. Fitzgerald, Esq.
Jessica K. Ditullio, Esq.
Elizabeth A. Davin, Esq.